Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2024 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.366 per $1.00, which was the official exchange rate of such currencies as of June 30, 2025, rounded to three decimal places.

Special Note Regarding Forward-Looking Statements

This interim report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements about:

●

the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

●	our ability to identify research opportunities and discover and develop investigational medicines;

●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;

●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;

●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;

●	our ability to identify, recruit and retain key personnel;

●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;

●	the development of and projections relating to our competitors or our industry;

●	our or our collaborators’ ability to commercialize our product candidates, if approved;

●	the pricing and reimbursement of our investigational medicines, if approved;

●	the rate and degree of market acceptance of our investigational medicines;

●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;

●	our ability to manage our development and expansion;

●	regulatory developments in the United States, Europe, Australia and other foreign countries;

●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;

●	our ability to have our product candidates manufactured by third parties/collaborators or partners with advantages in turnaround times or manufacturing cost;

●	our ability to implement, maintain and improve effective internal controls;

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;

●

adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation the effects on our business of the worldwide pandemics and the ongoing conflict in the region surrounding Ukraine and Russia and the ongoing conflict between Israel and Hamas; and

●	other risk factors.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2024 — “Item 3. Key Information—D. Risk Factors”. You are urged to consider these factors carefully when evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we refer to in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the U.S. Securities and Exchange Commission, or the SEC, after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Significant Risks and Uncertainties

As a TechBio company, we face a number of risks and uncertainties. These are common for the biopharmaceutical industry and relate to operations, research and development, commercial and financial activities. The Company expects to have sufficient funds into mid-2026. Information on liquidity and going concern we refer to Note 2 to the condensed consolidated financial statements. For further information about risks and uncertainties the Company faces, we refer to our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 1, 2025. In addition to the risk profile described in Form 20-F the below developments should be observed.

Recent Developments

Business Highlights Since Last Quarterly Update

Since the Q1 2025 financial results were released, the Company has continued to make progress on its multi-partner approach to value realization through the company’s multidisciplinary capabilities and the unique predictive capabilities of AI-Immunology™. Key highlights include:

●	Evaxion continues to execute its strategy and plans with a number of significant achievements across the company in recent months. The Company remains on track to achieve the milestones set for 2025

●

New immune data from the ongoing phase 2 trial with EVX-01 was presented at the American Association for Cancer Research (AACR) Annual Meeting in April 2025, with data demonstrating 80% vaccine targets triggered a tumor-specific immune response. The full two-year clinical efficacy dataset will be presented at an oral presentation at the ESMO Congress in October 2025

●	The one-year extension of the EVX-01 phase 2 trial has completed the recruitment of patients May 2025

●	Grant funding received in June 2025 from the Gates Foundation to help the world eradicate polio (poliomyelitis) by exploring design options for a new and unique vaccine

●	Expansion of R&D pipeline with EVX-B4, a new vaccine program against Group A Streptococcus (GAS) announced in June 2025

●	Birgitte Rønø has taken the role of interim CEO, following Christian Kanstrup who stepped down as of June 30, 2025. The Company’s strategy, tactical plans and anticipated milestones are unchanged

●

Agreement finalized with the European Investment Bank (EIB) in July 2025, to convert debt into equity of €3.5 million. The agreement immediately improves the Company’s equity, financial flexibility and cash flow, while substantially reducing overall liabilities and simplifying the balance sheet

Results of Operations

Comparison of the three months ended June 30, 2025 and 2024

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Three Months Ended June 30,
	2025	2024	Change

	(USD in thousands)
Operating expenses:
Revenue	$37	$154	$(117)
Research and development	(2,165)	(2,752)	587
General and administrative	(2,212)	(1,983)	(229)

Operating loss	(4,340)	(4,581)	(241)
Finance income	546	220	(326)
Finance expenses	(1,232)	(2,036)	804

Net loss before tax	(5,026)	(6,397)	(1,371)

Income tax benefit	195	199	4

Net loss for the period	$(4,831)	$(6,198)	$(1,367)

Revenue

Revenue was nominal for the three months ended June 30, 2025, and primarily relates to a grant received from the Gates Foundation.

Research and Development

Research and development expenses were $2.2 million for the three months ending June 30, 2025, as compared to $2.8 million for the three months ending June 30, 2024. The decrease was primarily due to lower external costs related to clinical trials.

General and Administrative

General and administrative expenses were $2.2 million for the three months ending June 30, 2025, as compared to $2.0 million for the three months ending June 30, 2024. The increase is primarily driven by capital market transaction costs and increased investor relations activities.

Net Financial Expenses

Net Financial Expenses of $0.7 million mainly related to net change in fair value of derivative liability due to changes in the Company’s share price and the DKK USD exchange rate.

Income Taxes

The benefits from income tax were $0.2 million for the three months ending June 30, 2025, at same level for the three months ended June 30, 2024. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.

Comparison of the six months ended June 30, 2025 and 2024

The following table summarizes our statements of profit or loss for the periods indicated (unaudited):

	Six Months Ended June 30,
	2025	2024	Change

	(USD in thousands)
Operating expenses:
Revenue	$37	$205	$(168)
Research and development	(4,321)	(5,588)	1,267
General and administrative	(3,924)	(3,594)	(330)

Operating loss	(8,208)	(8,977)	769
Finance income	3,039	5,838	(2,799)
Finance expenses	(1,629)	(2,282)	653

Net loss before tax	(6,798)	(5,421)	(1,377)

Income tax benefit	387	417	30

Net loss for the period	$(6,411)	$(5,004)	$(1,407)

Revenue

Revenue was nominal for the six months ended June 30, 2025, compared to $0.2 million same period last year. The revenue in 2025 mainly relates to grant received from the Gates Foundation.

Research and Development

Research and development expenses were $4.3 million for the six months ending June 30, 2025, as compared to $5.6 million for the six months ending June 30, 2024. The decrease was primarily due to lower external costs related to clinical trials.

General and Administrative

General and administrative expenses were $3.9 million for the six months ended June 30, 2025, as compared to $3.6 million for the six months ended June 30, 2024. The increase mainly relates to external cost and professional fees.

Net Financial Income

Net Financial Income of $1.4 million mainly related to net change in fair value of derivative liability due to changes in the Company’s share price and the DKK USD exchange rate.

Income Taxes

The benefits from income tax were $0.4 million for the six months ended June 30, 2025. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.

Liquidity and Capital Resources

Overview

As a pioneering TechBio company using artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections we are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of June 30, 2025, we had an accumulated deficit of $124.9 million and expect to continue to incur losses for the foreseeable future.

As of June 30, 2025, and December 31, 2024, our available liquidity, comprised of cash and cash equivalents, was $14.7 million and $6.0 million, respectively.

As of June 30, 2025, and December 31, 2024, our total equity was $6.2 million and a deficit of $1.7 million, respectively. We generated a nominal amount of revenue during the six months ending June 30, 2025, compared to $0.2 million during the six months ending June 30, 2024.

We monitor our funding situation closely to ensure that we have access to sufficient liquidity to meet our forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/or adjust the cost base accordingly.

We have funded our operations primarily through the issuance of equity, with the latest Public Offering successfully completed January 31, 2025, with gross proceeds of $10.8 million. Earlier in January 2025 exercise of prefunded warrants and sales of American Depositary Shares through Evaxion’s ATM facility had also bolstered the company’s equity by approximately $7.6 million. In total, these capital market activities provided a net total of approximately $17.0 million in cash and equity, extending Evaxion’s cash runway to mid-2026.

We are encouraged by our business development pipeline and are still targeting at least two new agreements for 2025. However, it is also clear that the current turmoil in the financial markets and increased regulatory uncertainty is having an impact on the decision processes with some potential partners. To mitigate the risk of not meeting our business development target, we are focusing our partnering efforts on potential partners who are expected to be less impacted by the current turmoil. Any such agreement will, when completed, extend our cash runway beyond mid-2026.

Our funding strategy is to balance the funding of cash needs through equity offerings, or other capital sources in case this is not covered by income from potential collaborations or licenses.

On July 31, 2023, we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36-month term of the agreement. We have under certain circumstances the right, but not the obligation to direct GGH to purchase tranches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obliged to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH is subject to approval by the SEC through the date of issuance of this report.

January 14, 2025, the Company made effective a change to its ratio of ADSs to its ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing ten (10) ordinary share to a new ADS Ratio of one ADS representing fifty (50) ordinary shares of the Company. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio change.

January 17, 2025, an extraordinary general meeting of Evaxion was held, where it was approved to reduce our share capital by nominal DKK 58,980,417 from nominal DKK 78,640,556 to nominal DKK 19,660,139 to cover loss. Furthermore, it was approved to reduce the nominal value of the shares from nominal DKK 1 per share to nominal DKK 0.25 per share, and our Article of Association were amended accordingly.

January 24, 2025, the Company sold 696,400 ADSs at an average price of USD $7.1776 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. Total gross proceeds from the sales of the ADSs were approximately $5.0 million.

January 31, 2025, the Company closed its public offering of an aggregate of 3,997,361 of its ADSs and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs, with gross proceeds of $10.8 million. The Company registered aggregate share capital increases of nominal DKK 49,967,012.50 with the Danish Business Authority, with effective date of January 31, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,332,151.50. This reflected issuances of 199,868,050 shares in connection with the public offering.

Financing Requirements

We anticipate incurring additional losses until such time, if ever, we can complete our research and development activities and obtain out-licensing partnerships for our product candidates and generate revenues from such product candidates. Additional financing will be needed by us to fund our operations and to continue the development of our product candidates.

We monitor our funding situation closely to ensure we have access to sufficient liquidity to meet our forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/ or adjust the cost base accordingly. With our current strategic plans, we anticipate that with the current cash position and the forecast cash requirements, we will have sufficient cash to fund operations into mid-2026.

Accordingly, unaudited condensed consolidated financial statements have been prepared on a basis as a going concern, and which contemplates the realization of assets and discharge of liabilities and commitments in the normal course of business. We may seek additional capital if market conditions are favorable or if we have specific strategic considerations as well as operational requirements. Our spending will vary based on new and ongoing development and corporate activities. Due to high level of uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Our future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;

●

the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;

●

the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;

●	the number and characteristics of additional product candidates that we pursue;

●

our ability to establish and maintain collaborations, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;

●	the impact of climate change on our business operations;

●

the effects of the continuing hostilities between Ukraine and Russia, and between Israel and Hamas, along with the retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Europe and around the globe;

●

our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;

●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;

●	our need and ability to hire additional management, scientific, technical and business personnel; and

●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We may be unable to raise additional funds or enter such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product.

If we are unable to obtain additional financing on a timely basis we may be required to file for reorganization or liquidation under applicable reorganization or bankruptcy laws.

Cash Flows

The following table summarizes our cash flow for the periods indicated (unaudited):

	Six Months Ended June 30,
	2025	2024
	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(7,724)	$(8,985)
Net cash used in investing activities	(3)	(3)
Net cash provided by financing activities	15,593	11,394

Net change in cash and cash equivalents	$7,866	$2,406

Operating Activities

Net cash used in operating activities was $7.7 million for the six months ending June 30, 2025. The largest component of our cash used in operating activities during this period was a net loss for the period of $6.4 million and non-cash adjustments of $1.4 million, offset by $0.1 million of interest received. The non-cash charges primarily consisted of a gain from changes in fair value of liability-classified warrants of $2.0 million.

Net cash used in operating activities was $9.0 million for the six months ending June 30, 2024. The largest component of our cash used in operating activities during this period was a net loss for the period of $5.0 million and non-cash adjustments of $3.5 million, offset by $0.1 million of interest received. The non-cash charges primarily consisted of a gain from changes in fair value of liability-classified warrants of $3.7 million, income tax benefit of $0.4 million, and exchange rate adjustments and other immaterial changes of $0.1 million. These non-cash charges were offset by non-cash interest expense of $0.4 million, share-based compensation expense of $0.1 million, and depreciation and amortization of $0.2 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was due to the timing and payment of invoices received from various minor items.

Investing Activities

Net cash used in investing activities for the six months ending June 30, 2025, was nominal and primarily driven by the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $15.6 million for the six months ending June 30, 2025, primarily related to proceeds from the January 2025 Public Offering and the JonesTrading arrangement.

Off-balance Sheet Arrangements

As of June 30, 2025, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditure in foreign currencies, mainly the USD. This exposure is known as transaction exposure. We are exposed to foreign currency risk because of operating transactions and the translation of foreign currency bank accounts and short-term deposits. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses, and we make payments from those positions. For the six months ending June 30, 2025, we experienced a net foreign exchange loss of $0.2 million, whereas the same period in 2024 showed a gain of $0.1 million. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

Interest Rate Risk

We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have a variable interest rate. Accordingly, we are not exposed to material interest rate risk.

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 3 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2024.